          September 6, 2011

VIA EDGAR
Justin Dobbie, Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Infinity China 1 Acquisition Corporation
Amendment No.2 to Registration Statement on Form S-1
Filed July 15, 2011
File No. 333-173575

Infinity China 2 Acquisition Corporation
Amendment No.2 to Registration Statement on Form S-1
Filed July 15, 2011
File No. 333-173577

Dear Mr. Dobbie:

Infinity China 1 Acquisition Corporation (the “Company”, “it”, “we”, “us” or “our”), on behalf of itself and Infinity China 2 Acquisition Corporation, is electronically transmitting hereunder our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 26, 2011 regarding the Registration Statements on Form S-1 (the “Registration Statements”) previously filed on July 15, 2011. Marked versions of Amendment No. 3 to the Registration Statements (“Amendment No. 3”) are enclosed herewith reflecting all changes to the Registration Statements filed on July 15, 2011.  Four clean and four marked copies of this filing are being sent via hand delivery to Donald Field.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.
Please note that we have presented our comments on the above referenced registration statements in one consolidated letter. Page references refer to the Infinity 1 registration statement. Please revise each registration statement as applicable.

The Company has revised each Registration Statement in response to the Staff’s comments.

2.	Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

We note the Staff's comment and will update the financial statements as necessary.

3.	Please provide a currently dated consent from the independent public accountant in any future amendments to the S-l registration statement.

We have included the currently dated consent as requested.

Summary, page 1

The Offering, page 7

FPI status, page 14

4.	We note your disclosure in the third sentence that the first day of your 2012 fiscal year is April 1, 2011. We note this date reference should be April 1, 2012. Please revise.

We have revised Amendment No. 3 in response to the Staff’s comment.

Limitation on redemption rights and voting rights of shareholders holding 10% or more, page 20

5.
We note your response to our prior comment six and reissue in part. Please provide an opinion of local counsel which opines on the validity and enforceability of the restriction of voting power and transfer of voting power to another party as contemplated by the “Excess Shares” provision of your charter documents.

The form of opinion to be issued by our local counsel regarding this matter is set forth as Exhibit A to this letter.

Risk Factors, page 28

Because of our limited resources and the significant competition, page 35

6.	The sixth through eighth sentences in this risk factor appear misplaced. Please revise or advise.

We have revised Amendment No. 3 to delete the referenced sentences.

Where You Can Find Additional Information, page 176

7.
We note your disclosure in the second paragraph is presented as if you are not a foreign private issuer, including, for example, the reference to filing proxy statements. Please revise based on your current status as a foreign private issuer. To the extent you intend to elect to report on domestic forms while you qualify as a foreign private issuer, please revise to clarify this intention. Please also revise the Periodic Reporting and Financial Information section on page 118 accordingly.

We have revised Amendment No. 3 in response to the Staff’s comment.

Exhibit 3.2

8.
We note that the Form of Amended and Restated Memorandum and Articles of Association filed with both registration statements refer to Infinity 2. Please revise Exhibit 3.2 for the Infinity 1 registration statement as applicable.

We have revised Exhibit 3.2 to the Registration Statement for Infinity 1 in response to the Staff’s comment.

Exhibit 5.1

9.
We note your response to our prior comment 13 and reissue in part. Please have counsel revise the legal, valid, binding and enforceable assumption in clause 2(b) to carve out the company. To the extent counsel has relied on the opinion of Ellenoff Grossman & Schole LLP with respect to New York law in clause 2(b), please revise accordingly. With respect to clause 2(c), to the extent the validity of choice of law is a necessary finding in support of the opinion, please have counsel either delete the assumption or revise to clarify that counsel is relying on the opinion of Ellenoff Grossman & Schole LLP with respect to New York law in clause 2(c). Please have counsel either delete clause 2(h) or revise to clarify that the assumption is limited to actions outside of the company’s control. Please have counsel delete the assumptions contained in clause 2(j). We view these statements as legal conclusions that should not be assumed away by legal counsel.

Counsel has revised Exhibit 5.1 in response to the Staff’s comment.

* * *

Per the Staff’s discussion with the Company’s counsel, the Company hereby confirms that the underwriters will distribute hard copy versions of the final prospectus.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Douglas S. Ellenoff, Esq., Stuart Neuhauser, Esq. or Joshua Englard, Esq., each at (212) 370-1300.

Very truly yours,

/s/ Mark Chess

Mark Chess

cc:	Ellenoff Grossman & Schole LLP
Skadden, Arps, Slate, Meagher & Flom LLP
Deutsche Bank Securities, Inc.
EarlyBirdCapital

Exhibit A

Direct line:  +1 284 852 7307
Direct Email: simon.schilder@ogier.com

September 6, 2011

Infinity China 1 Acquisition Corporation
Nemours Chambers
PO Box 3170
Road Town, Tortola
British Virgin Islands

Infinity China 2 Acquisition Corporation
Nemours Chambers
PO Box 3170
Road Town, Tortola
British Virgin Islands

Dear Sirs

Infinity China 1 Acquisition Corporation
Infinity China 2 Acquisition Corporation (each a “Company”)

We have been requested to provide you with a legal opinion on matters of British Virgin Islands (“BVI”) law.

We note your request for a more detailed explanation as to why the voting of any “excess shares” by management is permissible under BVI law. For the purpose of this opinion, except where otherwise defined, definitions are the same as those given in each  Company’s registration statement on Form S-1, including all amendments or supplements to such form filed with the Securities and Exchange Commission (the “Commission”) under the United States Securities Act of 1933, as amended (the “Act”) (filing number 333-173577) (the “Registration Statement”).

Accordingly we opine as follows:

The proposed treatment of Excess Shares gives rise to two relevant considerations, being:

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(a)	the restriction of voting power conferred by a share on its holder; and

(b)	the transfer of that voting power to another party.

Dealing with each consideration in turn:

Restriction of voting power

Both at common law and under the BVI Business Companies Act 20041 (the “Act”), a share in a company confers on the holder three basic rights, one of which is the right to one vote per share at a meeting of the members or on any resolution of the members.

However, at common law2 and under the Act3, if a company’s memorandum and/ or articles of association4 expressly authorises it to do so, the company may issue shares “subject to terms that negate, modify or add to…” any or all of those three basic rights.

The position at common law is confirmed by the leading decision of the English House of Lords in Bushell v Faith [1970] 2 WLR 272. This was a case in which

a.	a company had an issued share capital of 300 shares;

b.	P, D, and B each held 100 shares in the company;

c.	P and D were directors;

d.	The company’s articles of association provided as follows:

i.
Article 2: “…any share in the company may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise as the company may from time to time by ordinary resolution determine…”.

ii.	Article 62: “Subject to any rights or restrictions for the time being attached to any class or classes of shares…every member shall have one vote for each share of which he is the holder.”

1 Section 34(1)
2 Bushell v Faith [1970] 2 WLR 272, discussed below
3 Section 34(2)
4 BVI BCA requires the authorisation to be in the memorandum

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iii.
Special Article 9: “In the event of a resolution…for the removal from office of any director, any shares held by that director shall on a poll in respect of such resolution carry the right to three votes per share and [Article 62]…shall be construed accordingly.”

e.
P and B sought to pass a resolution to remove D as director. They voted 200 shares ‘for’ to his 100 shares ‘against’. However, he contended that his 100 shares carried 300 votes, thus defeating their 200 votes.

The House of Lords therefore had to consider whether such a provision for weighted voting was permissible, in circumstances where section 184 of the English Companies Act 1949 provided that “a company may by ordinary resolution remove a director notwithstanding anything in its articles”.

In deciding that such weighted voting was permissible, the House of Lords reasoned as follows:

a.	it expressly recognized that Special Article 9 was “obviously designed to evade section 184…”5; but

b.	Article 2 conferred on the company “a completely unfettered right to attach to any share or class of shares special voting rights…or to restrict those rights as the company may think fit…”.6; and

c.
it was commonplace that “…a company may and frequently does preclude preference shareholders from voting unless their [rights are affected]…”  and that “…particular shares may be issued with specially loaded voting rights which ensure that in all resolutions put before the shareholders in general meeting, the holder of those particular shares can always be sure of carrying the day…”.7; and

d.
if an article provided that the shares should, on every occasion, carry three votes, such a provision would be valid on all occasions, including one in which a resolution was proposed for removing the shareholder as director, and there was no difference between such an article, and one which addressed only particular occasions; and

5 per Lord Reid at page 1105
6 Per Lord Upjohn at page 1109
7 Per Lord Upjohn at page 1109

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e.
Parliament had never sought to fetter the right of a company to issue a share with such rights or restrictions as it may think fit, and any such fetter should be a matter for express legislation.8; and

f.	in not enacting any fetter, “Parliament followed its practice of leaving to companies and their shareholders liberty to allocate voting rights as they pleased.”9

Although Bushell v Faith was a case concerned with the addition of rights to shares, the House of Lords clearly regarded the same principle to apply equally to the restriction of rights.

In the BVI, Bushell v Faith would be binding authority, and the principles it expounds would be applicable to construing Section 34 of the Act.  Therefore, Clause 6 of the Memorandum of Association of each of Infinity China 1 Acquisition Corporation and Infinity China 2 Acquisition Corporation10 is the authorisation required by Section 34(2) of the Act (semble Article 2 in Bushell v Faith), and Regulation 23.11 of the Articles of Association of each of Infinity China 1 Acquisition Corporation and Infinity China 2 Acquisition Corporation11 is an example of the negation or modification contemplated by Section 34(2)(b) of the Act (cf Special Article 9 in Bushell v Faith).

Transfer of voting power to another party

There is nothing in Section 34(2)(b) of the Act which prohibits the voting power to be transferred. Such a transfer is well within the meaning of the word “modify”. In the absence of any clear words prohibiting the transfer of voting power, the BVI legislature is presumed not to intend to fetter the company’s right - see subparagraphs e. and f. above.

8 Per Lord Upjohn at page 1109.
9 Per Lord Donovan at page 1110.
10Clause 6.1 (a) of the draft amended and restated Memorandum of Association will provide that each Ordinary Shares confers upon the holder the right, subject to Regulation 23.11, to one vote at a meeting of the Members of the Company or on any Resolution of Members.
11 Regulation 23.11 of the draft amended and restated Articles of Association will provide that “If a Member (other than an Insider) who, individually or together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as such term is defined under the Securities Act), owns or controls more than ten percent (10%) of the total Public Shares which would ordinarily be entitled to vote, then the Member(s) or parties acting in concert or as a group (as the case may be) shall only be entitled to vote a maximum of ten percent (10%) of the Public Shares in the Company (pro rata to their respective holdings, as applicable).  For the purposes of any resolutions, consents or other votes that may be required, the Public Shares in excess of this ten percent (10%) threshold shall not be entitled to vote and all additional Shares (the “Excess Shares”) shall be voted by the board of directors.  This Regulation 23.11 shall be interpreted to be consistent with Clause 6 of the Memorandum.  For the purposes of this Regulation, an “Insider” means any officer, director or pre-IPO shareholder (and their respective affiliates).”

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Further, such transfer of voting power is but an example of an agreement to allow another person to exercise a shareholder’s vote, and this is permitted by BVI law: Section 85 of the Act expressly permits voting trusts12 and shareholder voting agreements13 and the latter are also permitted at common law14.

In this case, the board of directors are not a party to the statutory contract contained in each Company’s articles of association (the “Articles of Association”), and their entitlement under Regulation 23.11 to vote the Excess Shares is not therefore a contractual entitlement as between themselves and any shareholder whose vote has been restricted/modified. Instead, the board of directors’ entitlement under Regulation 23.11 derives from three sources

(a)
Section 11(2) of the Act, which confers on the board of director and each director the rights, powers, duties and obligations set out in the Act except to the extent that they are negated or modified by the memorandum or the articles;

(b)
Section 109 of the Act, which confers on directors, the right to manage the business and affairs of the company and confers on them all powers necessary for managing, directing and supervising the business and affairs of the company, subject to any modifications in the memorandum or articles; and

(c)	Regulation 10 of the draft amended and restated Articles of Association (powers of directors).

However, this different source of entitlement does not negate the general proposition that BVI law recognises and gives effect to consensual arrangements which transfer a shareholder’s right to vote to another person.

Governing Law and Reliance

(a)
This opinion shall be governed by and construed in accordance with the laws of the BVI and is limited to the matters expressly stated herein.  This opinion is confined to and given on the basis of the laws and practice in the BVI at the date hereof.

12 Section 85(1)
13 Section 85(3)
14 Greenwell v Porter [1902] 1 Ch. 530 and Puddephatt v Leith [1916] 1 Ch. 200

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(b)
This opinion is rendered to you solely for your benefit in connection with the Registration Statement and, with the exception of your professional advisers, it may not be disclosed to or relied upon by anyone else or used for any other purpose or quoted or referred to or made public in any way without our express prior written consent.

Yours faithfully

Ogier

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